
03054939

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2002 (MM/DD/YY) AND ENDING 8/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MARKETS AMERICA, INC.

OFFICIAL USE ONLY
35232
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 MADISON AVENUE
(No. and Street)



SEC MAIL PROCESSING
RECEIVED
OCT 22 2003
WASH. D.C. 181 SECTION

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOE AMUNDSEN 212-709-8250 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AMUNDSEN, JOSEPH S.
(Name – *if individual, state last, first, middle name*)

67 WALL STREET (Address) NEW YORK (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey A. Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Markets America Inc. as of Oct 15, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELLI TEPLINSKY
No. 01TE6055696
Notary Public, State of New York
Qualified in Kings County
My Commission Expires 03/05/07



Signature

Pres

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ CHANGE OF ACCOUNTANT NOTICE
- ☒ INTERNAL CONTROL, SEC RULE 17a-5

Capital Markets America, Inc
420 Madison Avenue
New York, New York 10017
212-752-1006
212-752-8384 (fax)
CMA@nyct.net (e-mail)

September 9, 2003

U.S. Securities and Exchange Commission
233 Broadway
New York, NY 10006

RE: Notification of Change in Auditors

Gentlemen:

This letter is to notify you and the NASD of our intent to change independent CPA auditors effective as of this date. Our intent is to have a rotation of auditors so that we fully comply in our own minds with all the intent of the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations. During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved such problems.

We are sending a notice of this letter to our former accountant, and asking them to initial this notice in agreement. A copy is also being sent to the new accountant, Joseph Amundsen, CPA, NY License #87609.

Yours truly,

Capital Markets America, Inc



AGREED AND ACCEPTED: ____________________

cc: U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

National Association of Securities Dealers Inc.
1390 Pickard Drive
Rockville, MD 20850

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Capital Markets America, Inc

Index to Financial Statements

August 31, 2003

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Capital Markets America Inc

I have audited the accompanying statement of financial condition of Capital Markets America, Inc. as of August 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Markets America, Inc. at August 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
October 7, 2003

Capital Markets America, Inc.

Statement of Financial Condition

August 31, 2003

Assets	
Cash	$ 11,917
Current assets	11,917
Furniture and fixtures, net	4,500
Brokerage licenses	96,200
Security deposits	4,800
Total assets	117,417
Liabilities and stockholders' equity	
Accrued tax and accounting	1,500
Common stock,no par value 200 shares authorized, 130 shares issued and outstanding	1,300
Additional paid-in capital	485,378
Retained earnings	(370,761)
Total stockholders' equity	115,917
Total liabilities & stockholders's equity	$ 117,417

See accompanying notes to financial statements.

Capital Markets America Inc

Statement of Operations and Retained Earnings

For the Year Ended August 31, 2003

Revenues	
Sale of exchange seat	$ 2,000
Total Revenues	2,000
Expenses	
Management fees	16,550
Rents	22,249
Office and supplies	101,317
Depreciation	1,500
	141,616
Loss before provision for corporate income taxes	(139,616)
Provision for corporate income taxes	(1,011)
Net Loss	(140,627)
Retained earnings - September 1, 2002	(230,134)
Retained earnings - August 31, 2003	$ (370,761)

See accompanying notes to financial statements.

Capital Markets America Inc

Statement of Cash Flows

For the Year Ended August 31, 2003

Cash flows from operating activities:		
Net loss		$ (140,627)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Depreciation	$ 1,500	
Brokerage licenses	(9,600)	
Receivables	1,038	
Investments in nonmarketable securities	10,000	
Securities owned	34	
Due from officer	119,725	
Security deposits	1,000	
Increase (decrease) in operating liabilities:		
Accrued expenses	(2,650)	121,047
Net cash provided by operating activities		(19,580)
Cash and equivalents, beginning of year		31,497
Cash and equivalents, end of year		11,917
Supplemental disclosure:		
Interest paid		-
Income taxes paid		$ 1,011

See accompanying notes to financial statements.

Capital Markets America, Inc

Notes to Financial Statements

For the Year Ended August 31, 2003

1. Significant Accounting Policies

Capital Markets America, Inc.(the Company) was incorporated in the State of New York on September 28, 1993. The Company was formed as a securities broker dealer. Its registration with the Securities and Exchange Commission became effective March 24, 1994. The Company is a mergers and acquisitions broker and engages in the private placement of securities to accredited investors only. No brokerage business is conducted with the general public or with any other class of investor.

The Company prepares its financial statements on the accrual basis of accounting.

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise. The Company has a net operating loss carryforward of $368,581 which will begin to expire in 2008.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 200 shares of no par voting common stock. The Company has issued, and are outstanding 130 shares of common stock. The stock has a stated value of $10. There was no change in common stock or additional paid in capital for the year ended June 30, 2003.

3. Brokerage Licenses

The company has three licenses to practice on the Pacific Coast Exchange and also has a FINEX and NYCE license.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net captal, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company was in compliance with these regulations.

5. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At August 31, 2003, the Company was in compliance with this program.

Capital Markets America, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

31-Aug-03

Schedule 1

Total Shareholders' Equity	$ 115,917
Less: Haircut	-
	115,917
Less: Unallowable Assets	(105,500)
Net Capital	10,417
Minimum Net Capital required	(5,000)
Excess net capital	$ 6,917
Aggregate indebtedness	$ 1,500
Net Capital	$ 10,417
Ratio AI to NC	13%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Capital Markets America Inc's FOCUS report - Part IIA as of August 31, 2003.

Capital Markets America, Inc

Statement of Exemption from SEC Rule 15c3-3

For the Year Ended August 31, 2003

Schedule II

Capital Markets America, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15c3-3 section K based on the following:

Capital Markets America is a merger and acquisition broker. Securities activities are exclusively limited to mergers and acquisitions, and the private placement of securities to accredited investors only. No brokerage business is conducted with the general public or with any other class of investor.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Capital Markets America, Inc
420 Madison Avenue
New York, NY 10017

In planning and performing my audit of the financial statements of Capital Markets America, Inc. (the Company), for the year ended August 31, 2003, I considered its internal control, including its anti-money laundrying measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
October 7, 2003